Exhibit (a)(27)
Merger FAQ
Ventana / Roche Merger Agreement — Employee FAQs
1. What does this announcement mean for us?
You should know that Roche recognizes that you — our talented and dedicated employee team — are an integral part of our success and that Roche considers you to be a key component of the combined company’s future efforts in tissue-based cancer diagnostics. For this reason, Roche intends to keep Ventana based in Tucson. In addition, we do not anticipate any major changes to our global operations other than to positively leverage the worldwide Roche organization over time. Ventana will continue to operate as an independent organization within Roche.
2. Will there be layoffs?
No, it is not anticipated that there will be any major layoffs.
3. What is going to happen with the headquarters in Tucson?
Roche intends to keep Ventana based in Tucson.
4. How will this affect our salary, bonuses and benefits?
Roche has very competitive compensation and benefit programs, including equity awards, and these will be applicable to Ventana. We expect this to be very positive for Ventana employees.
5. What does this mean for the current annual performance management process we are going through?
Our performance review process is not impacted by the merger. We will continue on the same timeline using the review forms you’ve recently received from your HR partners.
6. If our Board has agreed to a deal, why is there still a tender offer?
The transaction is being executed in the form of a tender offer followed by a merger. The difference this time is that our Board of Directors is recommending to our stockholders that they tender their shares to Roche because our Board believes that $89.50 per share is an appropriate price and represents excellent value to shareholders.
7. What percentage of shares must be tendered in order for the deal to successfully close?
Roche must have more than 50.0% of the outstanding shares of Ventana’s common stock tendered in order for the tender offer to be completed.
8. As an employee, am I allowed to tender my Ventana shares to Roche?
Yes, your Board has recommended that you do tender your shares but the choice is yours.
9. How do I tender my shares to Roche?
In the coming days, Roche’s exchange agent will mail forms for you to complete. If you wish to tender your shares in the offer, you should follow the instructions in the forms you receive.

10. What will happen to outstanding stock options?
At the effective completion of the merger, all vested and unvested options will vest and be exchanged for an amount of cash equal to the product of (a) the excess of $89.50 over the applicable exercise price and (b) the number of shares subject to the option.
11. What will happen to outstanding restricted stock units?
At the effective completion of the merger, all vested and unvested restricted stock units will vest and be exchanged for an amount of cash equal to the product of (a) the per share price of $89.50 and (b) the number of restricted stock units.
12. You said in June that you weren’t going to sell the Company to Roche for $75 per share. What has changed?
Simply put, Roche raised its offer to a level which we feel appropriately reflects the inherent value of the Company, our steady growth momentum, and the magnitude of potential synergies in a combination. The $89.50 per share offer represents a premium of 5% to Ventana’s closing price on January 18, 2008, a 19% premium to Roche’s initial offer on June 27, 2007, and a 72% premium to Ventana’s close of $51.95 on June 22, 2007 (the last trading day prior to the announcement of Roche’s initial offer).
13. Were there other potential deals on the table? What other alternatives did the Board of Directors consider?
We are not going to provide details at this time on discussions we had with third parties or other factors our Board considered. Generally, we can tell you that we talked with a number of third parties about a potential transaction and looked at our stand-alone plan and alternatives available to us as an independent company. We determined that the $89.50 per share offer from Roche maximizes value and that is one of the reasons why the Board has supported this transaction.
14. Was there simply no way to remain independent?
Our Board evaluated this attractive offer against other alternatives available to Ventana, including remaining independent, and believes this transaction is in the best interests of all stockholders as well as our employees.
15. Is Chris Gleeson going to work at Roche, or will he leave the Company?
Chris Gleeson will continue to lead Ventana’s business following completion of the transaction and become a member of the Roche Diagnostics Executive Committee.
16. What about Hany, Larry and the rest of the management team?
Roche recognizes that our employees are an integral part of our success and a key component of the combined company’s future efforts in tissue-based cancer diagnostics.
17. How much will Chris and other members of the management team make from this transaction?
The management team will receive the same consideration as all other stockholders. Any shares they own and tender will be paid at $89.50 per share.
18. Is there any bad blood between Roche and Ventana as a result of the events that transpired over the last several months?
Not at all. Roche understands that our Board had a duty to obtain maximum value for our stockholders. Our resistance to Roche’s initial offer was primarily based on value, and we are looking forward to being part of

Roche’s team now that we have reached a more appropriate valuation for our Company. Management is excited about the opportunities and resources that will become available to Ventana as a part of the Roche family.
19. What regulatory approvals are needed?
There may be certain competition filings that need to be made, but at this time we do not expect them to delay the closing of the tender.
20. Do you expect stockholders to approve the transaction?
The Board has recommended that shareholders accept this revised tender offer from Roche and as such we expect that the majority of shareholders will tender their shares. The Board has recommended that stockholders adopt the merger agreement and thus approve the transaction.
21. Are there any conditions to the closing of the offer?
There are a limited number of conditions, the most important being that holders of more than 50.0% of the shares of Ventana’s common stock must tender their shares in order for the tender offer to be completed.
22. When do you expect the transaction to close?
If greater than 90% of shares are tendered into the offer, it is possible the transaction could be completed within the next month. It is possible however that the transaction could take up to three months to close.
23. Will there be changes in the operations of our business prior to the transaction’s close?
Ventana will continue to operate business-as-usual through the close of the transaction and beyond, and is working closely with Roche to ensure a smooth, seamless transition. Ventana and Roche are working together to form integration teams to plan the transition after the close. We will continue to provide the highest quality service to our customers through this entire process.
24. What are the plans for the integration of Ventana and Roche?
Ventana and Roche are working together to form integration teams to plan the transition after the close.
25. Will my job change and will my department be reorganized?
As Ventana will continue to operate as an independent organization within the Roche organization, it is envisaged that there will be few, if any, job changes.
26. What assurances should I give our customers that they will continue to be supported after the transaction closes?
Customer satisfaction is of the highest priority for both Ventana and Roche and we will continue to provide the highest quality service to our customers through this entire process and into the future.
27. What is going to happen with the new products that are in development?
Not only will we continue with our exciting product development initiatives, it is likely that this area will receive additional investment.
28. What about our work with companion diagnostics partners who are competitors of Roche. Will those projects continue?

Many of our companion diagnostics partners currently have relationships with Roche and during earlier conversations have expressed the desire to continue working with Ventana in the event that Roche acquired Ventana.
29. How will this transaction affect our relationship with Genentech?
We do not expect this transaction to affect our relationship with Genentech.
30. Will Ventana change its name to Roche?
No, Ventana will not change its name.
31. What should I do if I’m contacted by a member of the media about this?
If you receive any media or other outside inquiries regarding the transaction, please direct them to the contacts listed on the press release.
32. Where can I get more information or who can answer questions I may have?
If you have additional questions, please feel free to contact Ashley Goldsmith at extension 4467 or via email.
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This document contains forward-looking statements within the meaning of the Federal Securities laws. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. Risks and uncertainties may include risks associated with the development, manufacturing, marketing, and sale of medical products, competitive factors, general economic conditions, legal disputes, and government actions, and those other risks and uncertainties contained in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and all subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov. We undertake no obligation following the date hereof to update or revise our forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date such statements are made. Past performance is not indicative of future results. We cannot guarantee any future operating results, activity, performance, or achievement.
VENTANA’S STOCKHOLDERS SHOULD READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON JULY 11, 2007, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT SETS FORTH THE REASONS FOR THE RECOMMENDATION OF THE VENTANA BOARD AND RELATED INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV, AT VENTANA’S WEBSITE AT WWW.VENTANAMED.COM OR FROM VENTANA’S INFORMATION AGENT, INNISFREE M&A INCORPORATED AT (888) 750-5834.